Exhibit 99.1

YY Group Expands Footprint into United Arab Emirates Hospitality and Hotel Industry

SINGAPORE, May 29, 2024 -- YY Group Holding Limited (NASDAQ: YYGH) (“YY Group”, “YYGH”, or the “Company”), a data and technology-driven provider of hotel and hospitality staffing and commercial cleaning and janitorial services, announced today its entry into the United Arab Emirates (“UAE”) hotel and hospitality industry. Mr. Ramy Attia will serve as the Country Director.

“This expansion will give YY Group the ability to serve multinational and regional hospitality brands, helping them effectively manage their operations in the UAE. With a proven record of providing qualified and experienced workers to leading hospitality companies in Southeast Asia, we expect to hit the ground running and quickly gain traction,” said Mike Fu, Founder and Chief Executive Officer of YY Group. “Ramy brings more than 17 years of hospitality experience across five countries to the Company, and we look forward to working closely with him and his team to capitalize on the expected growth of the hotel and hospitality industries within the UAE.”

With a goal of welcoming 40 million hotel guests by 2031, the UAE is projected to vastly expand and strengthen its position as one of the best destinations in the world for tourism. The UAE’s hospitality market is expected to reach $9.5 million by 2029, growing at a 5% CAGR from 2024-2029. The Company plans to capitalize on this projected growth by establishing a strong presence in the UAE as it works to make the YY Circle Super App the top-rated app in the labor sourcing industry.

About YY Group Holding Limited

YY Group Holding Limited is a Singapore-based provider of hotel and hospitality staffing and commercial cleaning and janitorial services. Rooted in innovation and a commitment to user-centric experiences, YY Circle leverages app-based technology to optimize the labor sourcing market and the Internet of Things to revolutionize the cleaning industry.

For more information on the Company, please log on to https://yygroupholding.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (SEC). The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

For further information, please contact:

Singapore Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

U.S. Investor Contact

Jack Perkins

KCSA Strategic Communications

YYGroup@kcsa.com